STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
6303 N. PORTLAND AVENUE, SUITE 300
OKLAHOMA CITY, OK 73112

Telephone: (405) 721-7300	Fax (405) 601-0802
e-mail: zrendaesq@aol.com

September 8, 2011

H. Roger Schwall, Esq.
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rockford Minerals Inc.; Amendment No. 1 to Registration Statement on Form 10 File No. 1-34911

Dear Mr. Schwall,

The following is respectfully submitted in response to your comment letter regarding the Form 10 registration statement filed by Rockford Minerals Inc. (the “Company”).

General

1.
A marked copy of Amendment No. 1 to the Form 10 registration statement is attached to indicate the changes made to the registration statement in response to the staff comments made by your comment letter dated November 10, 2010.

2.	The facing page of Amendment No. 1 reflects the revision regarding the voluntary filing made under Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

3.	The Company has revised its Edgar tag to the Form 10 as a Form 10-12(g) filing.

4.	The Company did not voluntarily withdraw its Form 10 registration statement within 60 days. The Company is current in the filings of its required reports under the Exchange Act.

5.	The Business section – Item 1 was revised as suggested by Comment 5.

6.	The Form 10 has been revised consistent with Comment 6.

7.	The registration statement on Form 10 was prepared by the undersigned with the assistance and review by Mr. Dewingaerde and Mr. Neely, the only directors and officers of the Company.

The principal basis and sources utilized in drafting the Form 10 registration statement were:

a.	The Articles of Incorporation of the Company;
b.	The ByLaws of the Company;
c.	The shareholders and directors minutes of meetings;
d.	The stockholders list prepared by the stock transfer agent of the Company;
e.	The business plan of the Company;
f.	Records relating to the acquisition of its mining claim in Nevada;
g.	The Geological Evaluation Report of Laurence Sookochoff, P. Eng. dated October 29, 2009;
h.	Questionaires completed and executed by the directors and officers of the Company;
i.	Resumes of the directors and officers;
j.
Correspondence and e-mails between and among the directors and officers of the Company with the undersigned, the independent auditor of the Company, the accounting firm of the Company, the stock transfer agent of the Company, and consultants to the Company;

k.	The business plan of the Company was prepared primarily by Mr. Neely with the assistance of the undersigned;
l.	Mr. Dewingaerde, Mr. Neely, nor any person participating in the Form 10 have not personally visited the subject exploratory mining claim owned by the Company.

Mr. Dewingaerde and Mr. Neely first became affiliated with the Company by being original incorporators, organizers and original members of its Board of Directors and officers of the Company.

8.
Mr. Dewingaerde and Mr. Neely have confirmed that they did not and have not purchased Rockford shares or agree to serve as directors or officers of the Company at least in part due to any plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity; and they have confirmed to the undersigned that they have no present intention to do so.

9.
Mssrs. Dewingaerde and Neely developed an interest in owning and managing a mining enterprise during 2007 and incorporated the Company in Nevada.  After the incorporation of the Company, they began to seek and evaluate various opportunities to enter into the mining industry and selected the Nevada undeveloped mining claim from available properties that they reviewed.

10.
Mr. Dewingaerde and Mr. Neely have not had any previous experience in the marketing or sale  or creation of a start-up mining company or other new company for the purpose of engaging in a reverse acquisition or other similar business management whereby the entity or resulting entity changes its business purpose from that which was described in the Form 10 registration statement as initially filed with the Commission.

The undersigned as legal counsel has not engaged in the above described activities.  However, the undersigned has represented several operating companies with substantial assets, revenues and/or operations that have acquired public companies registered under the Exchange Act that were a “shell company”, or had minimal assets or operations.

The Company does not have knowledge of any prior shell company experience that may exist regarding its geologist, Laurence Sookochoff, P. Eng., its only consulting geologist or other consulting mining expert.

Webb & Co. CPAs has indicated that it has not been engaged to help create or sell any public shell companies for the purpose of reverse mergers.
As the organizers of the Company, there are no other persons responsible for the connection of Mr. Dewingaerde and Mr. Neely to the Company.

The Company is not aware of any prior shell company activity by any other person responsible for the disclosure contained in its Form 10 registration statement.

11.	As to those persons identified in response to Comment 10, the Company is not aware of any experience within the last 10 years such as described in Comment by such persons.

12.	The Company has revised Item 1 – Business and Item 3 – Properties consistent with Comment 12.

13.	The Company revised the subject heading to July 31, 2010, consistent with Comment 13.

14.	The Management’s Discussion and Analysis section (MD&A) of the Form 10 has been revised consistent with Comment 14.

15.	The disclosure regarding internet expense in MD&A has been revised consistent with Comment 15.

16.	The footnotes to the beneficial ownership table have been moved consistent with Comment 16.

17.	The description of the business of Entro Communications and Forge Media & Design has been added consistent with Comment 17.

18.	The number of hours devoted to the business of the Company has varied, but the average number of hours has been added consistent with Comment 18.

19.	The changes to the management section have been made in response to Comment 19.

20.	The additional disclosures required by Item 404(d) have been added consistent with Comment 20.

21.	The market price information has been revised consistent with Comment 17.

22.	The footnote has been revised to be consistent with the Currant Accounting Guidance.

23.	We have revised the wording in the financial statements to ensure the word “Development” is not used to describe costs incurred prior to the establishment of proven reserves.

24.	Footnote 6 has been revised to disclose the purchaser of the shares.

25.	The Company has updated page 40.

26.	The certification exhibits have been removed consistent with Comment 25.

27.
A risk factor has been added regarding the Geological Evaluation Report.  Although Mr. Sookocroff has examined other mineral properties in the specific area of the Company’s claims, he has not been to the site of the mining claim of the Company.

28.	A small scaled map of the location of the Company’s claim has been added.

29.
A detailed sampling has not yet been conducted on the mining claim of the Company.  This is expected to occur when the Company conducts its Phase I testing program.  Before commencing Phase I, the Company will develop and establish its sample collection procedures and the analytical procedures to be used to develop the analytical results, but has not done so at this time.  Upon the commencement of its Phase I testing program, it will also develop its quality assurance/quality control protocols.

Very truly yours,

STEPHEN A. ZRENDA, JR., P.C.

Stephen A. Zrenda, Jr.

The foregoing responses to the comment letter have been reviewed and approved by the Company.

Rockford Minerals Inc.

By:
Gregory J. Neely, Treasurer and Secretary